HiTek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

June 20, 2019

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	HiTek Global Inc.
Amendment No.4 to Registration Statement on Form F-1
Filed on June 6, 2019
File No. 333-228498

Dear Ms. Mara:

This letter is in response to the letter dated June 14, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to HiTek Global Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No.5”) is being submitted to accompany this letter.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-16

1. Please provide qualitative financial statement disclosures of the potential impact Revenue from Contracts with Customers (Topic 606) will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

In response to the Staff’s comments, the Company has included the disclosure relating to the potential impact of Revenue from Contracts with Customers (Topic 606) will have on the financial statements when adopted on Page F-16 of Amendment No.5. Please see below for the disclosure:

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP and permits the use of either the full retrospective or modified retrospective transition method.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date. Accordingly, the updated standard is effective for the Company in the first quarter of fiscal 2019 and the Company intends on utilizing the modified retrospective method.

During 2016, the FASB also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, all of which were issued to improve and clarify the guidance in ASU 2014-09. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company does not expect the new revenue standard to have a material impact on its consolidated financial statements.

The Company has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the hardware, tax devices and service, software, and IT services revenue. Based on the Company’s initial analysis, it did not identify a material cumulative catch-up adjustment to the opening consolidated balance sheet on January 1, 2019. The Company’s future consolidated financial statements will include additional disclosures as required by Topic 606.

Note 16 – Subsequent Events, page F-24

2. Please disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comments, the Company has included the disclosure in the first paragraph in note 2 on Page F-16 of Amendment No.5:

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through June 20, 2019, the date that the consolidated financial statements were available to be issued. With the exception of those matters discussed in Note 16, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Name: Xiaoyang Huang
Title: Chief Executive Officer

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC

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